                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            SCHEDULE 13D (Amendment)

                    Under the Securities Exchange Act of 1934


                              BORDEN CHEMICALS AND
                          PLASTICS LIMITED PARTNERSHIP
                          ----------------------------
                                (Name of Issuer)

                                  Common Unit
                                  -----------
                         (Title of Class of Securities)

                                  099541 20 3
                                  -----------
                                 (CUSIP Number)

                            Albert A. Woodward, Esq.
                                Maun & Simon, PLC
                        2000 Midwest Plaza Building West
                                801 Nicollet Mall
                          Minneapolis, Minnesota 55402
                                 (612) 904-7400
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 August 3, 1999
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                     (Cover page continued on next 2 pages)

                                  SCHEDULE 13D
                                  ------------
                              CUSIP NO. 099541 20 3


-----------------------------------------------------------------------------------------------------------------------
(1) Names of reporting persons............................    BCU INVESTMENTS, L.L.C.
I.R.S. Identification Nos. of above persons
(entities only)...........................................    41-1925582
-----------------------------------------------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a                (a)     X
group (see instructions)                                      ---------------------------------------------------------
                                                              (b)
-----------------------------------------------------------------------------------------------------------------------
(3) SEC use only..........................................
-----------------------------------------------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        WC
-----------------------------------------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    MINNESOTA
-----------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    972,400

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    972,400

     (10) Shared dispositive power........................    -0-
-----------------------------------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                             972,400
-----------------------------------------------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-----------------------------------------------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    2.6%
-----------------------------------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    OO
-----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 099541 20 3


-----------------------------------------------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons                   NASSER J. KAZEMINY
(entities only)...........................................
-----------------------------------------------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a                (a)     X
group (see instructions)                                      ---------------------------------------------------------
                                                              (b)
-----------------------------------------------------------------------------------------------------------------------
(3) SEC use only..........................................
-----------------------------------------------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
-----------------------------------------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
-----------------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    -0-

     (8) Shared voting power..............................    972,400

     (9) Sole dispositive power...........................    -0-

     (10) Shared dispositive power........................    972,400
-----------------------------------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                             972,400
-----------------------------------------------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
-----------------------------------------------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...    2.6%
-----------------------------------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
-----------------------------------------------------------------------------------------------------------------------

INTRODUCTION

         The members of this Section 13(d) filing group (the "Holders") originally filed a Schedule 13D relating to Borden Chemicals and Plastics Limited Partnership (the "Issuer") on October 28, 1998. The original filing was amended on November 27, 1998, December 28, 1998, May 10, 1999 and July 30, 1999. This filing is the fifth amendment to the original Schedule 13D filing.

         This amendment to Schedule 13D serves only to report certain transactions by BCU Investments, L.L.C. in the securities of the Issuer that were inadvertently excluded from previous reports. All other information contained in the most recent amendment filed via EDGAR on July 30, 1999, remains accurate. Cover pages are included only to the extent necessary to report holdings incorrectly reported in the July 30, 1999 amendment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Information with respect to the aggregate number, and percentage, of all outstanding Common Units beneficially owned as of July 27, 1999 by each of the Holders is set forth below:


                                                                                   Percentage of
         Name                               Number of Common Units               Outstanding Units
         ----                               ----------------------               -----------------
         Marc H. Kozberg                                 295,000 *                      0.8%
         Bruce E. Hendry                               1,191,300                        3.2%
         Dr. Demetre Nicoloff                            387,700 *                      1.1%
         G. James Spinner                                295,000 *                      0.8%
         Robert H. Paymar                                345,000 *^                     0.9%
         Stanley I. Barenbaum                            275,000 *                      0.7%
         James A. Potter                                 305,000 *@                     0.8%
         Summit Capital Appreciation
            Fund LP                                      245,000                        0.7%
         Curtis L. Carlson Foundation                     71,300                        0.2%
         NAFCO Insurance Company
            Ltd. of Bermuda                               71,400                        0.2%
         Revocable Trust of Glen D. Nelson                50,000                        0.1%
         Curtis L. Carlson Octagon Trust                  42,300                        0.1%
         Scott C. Gage                                    15,000                     <  0.1%
         Richard C. Gage                                  10,000                     <  0.1%
         Revocable Trust of Diana Nelson                   5,000                     <  0.1%
         Geoffrey C. Gage                                  5,000                     <  0.1%
         Wendy M. Nelson                                  10,000                     <  0.1%
         Jennifer L. Nelson Trust                          7,500                     <  0.1%
         Juliet A. Nelson Trust                            7,500                     <  0.1%
         Revocable Trust of Edwin C. Gage                 12,500                     <  0.1%
         Revocable Trust of Barbara C. Gage               12,500                     <  0.1%
         BCU Investments, L.L.C.                         972,400                        2.6%
         Nasser J. Kazeminy                              972,400 #                      2.6%

* Includes 245,000 Common Units owned by Summit Capital Appreciation Fund LP. # Includes 972,400 Common Units owned by BCU Investments, L.L.C.
^ Includes 32,600 Common Units subject to call options at $10.00 per Unit expiring November 20, 1999 and 1,300 Common Units subject to call options at $10.00 per Unit expiring February 19, 2000.
@ Includes 5,000 Common Units owned as joint tenant with spouse and 5,000 Common Units controlled in custodial accounts of minor children.

         On May 10, 1999, the Issuer had 36,750,000 Common Units outstanding. The Holders, as of July 27, 1999, collectively owned 3,161,400 Units of the Issuer's Common Units, constituting approximately 8.6% of all of the outstanding voting Common Units.

         Transactions by BCU Investments, L.L.C. in Common Units of the Issuer that were inadvertently excluded from previous Schedule 13D Amendments are as follows:


                                                        TYPE OF           NUMBER OF               PRICE/
      NAME                            DATE            TRANSACTION           UNITS                  UNIT
      ----                            ----            -----------           -----                  ----
BCU Investments, L.L.C.               12/21/98            Buy               61,000                4.4846
BCU Investments, L.L.C.               12/22/98            Buy              114,100                4.4670
BCU Investments, L.L.C.               12/23/98            Buy              128,800                4.4904
BCU Investments, L.L.C.               12/24/98            Buy               93,500                4.5000
BCU Investments, L.L.C.               12/28/98            Buy               55,000                4.5000



                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  August 13, 1999

                                          BCU INVESTMENTS, L.L.C.

                                          By: /s/ Nasser J. Kazeminy
                                             -----------------------------
                                              Nasser J. Kazeminy, Chairman

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  August 13, 1999

                                                 /s/ Nasser J. Kazeminy
                                             -----------------------------
                                             Nasser J. Kazeminy